Exhibit 99.1

Form 51-102F3
Material Change Report

PART 1    CONTENT OF MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

            Tm Bioscience Corporation (the "Corporation") 439 University Avenue, Suite 2000 Toronto, ON M5G 1Y3

Item 2    Date of Material Change

August 15,2006

Item 3    News Release

A press release was issued by CNW Group on August 15, 2006. A copy of the press release is attached hereto as Appendix "A".

Item 4    Summary of Material Change

The Corporation announced that it closed a private placement of unsecured subordinated debt (the "Debentures"), together with common share purchase warrants (the "Warrants") of the Corporation for total gross proceeds to the Company of $6,240,000. The Debentures carry an interest rate of 11% per annum with interest payable monthly in arrears and principal to be repaid in full at either 12 months from the closing date or within 30 days in the event of any cash infusion that results in proceeds to the Company of $15 million. Should the Company receive any cash infusion of less than $15 million or more it will repay a pro-rata portion of the Debentures. The Company has the option to repay the Debentures at any time prior to 12 months from the closing date without penalty. The Debentures are subordinated in all respects to the Company's existing secured convertible note and related security and contain customary covenants and events of default.

For no additional consideration, purchasers of the Debentures also received 250 Warrants per $1,000 principal amount of the Debentures purchased for a total aggregate of 1,560,000 Warrants. Each Warrant is exercisable for one common share of the Company at an exercise price of $1.15 until close of business on August 15, 2011.

Westwind Partners Inc. and Canaccord Capital Corporation acted as co-lead agents for this financing.

Item 5    Full Description of Material Change

             Please see press release attached here as Appendix "A".

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7    Omitted Information

None.

Item 8    Executive Officer

For further information, please contact:

             James Pelot, Chief Financial Officer and Chief Operating Officer

             Tel: (416) 593-4323 ext. 228

Item 9    Date of Report

            August 16,2006

(signed) “James Pelot”
James Pelot, Chief Financial Officer

Appendix "A"
(see attached)

For Immediate Release	TSX: TMC

TM BIOSCIENCE COMPLETES FINANCING OF UNSECURED SUBORDINATED DEBENTURES AND WARRANTS FOR PROCEEDS OF $6.24 MILLION CDN

Toronto, Ontario, August 15, 2006 - Tm Bioscience Corporation (Toronto, Ontario; TSX: TMC), a leader in the commercial genetic testing market, today announced that it has completed a private placement financing of unsecured subordinated debt (the “Debentures”), together with common share purchase warrants (the “Warrants”) of the Company, for total gross proceeds to the Company of $6.24 million CDN.

The Debentures carry an interest rate of 11% per annum with interest payable monthly in arrears and principal to be repaid in full at either 12 months from the closing date or within 30 days in the event of any cash infusion that results in proceeds to the Company of $15 million. Should the Company receive any cash infusion of less than $15 million or more it will repay a pro-rata portion of the Debentures. The Company has the option to repay the Debentures at any time prior to 12 months from the closing date without penalty. The Debentures are subordinated in all respects to the Company’s existing secured convertible note and related security and contain customary covenants.

Investors will receive 250 Warrants per $1,000 principal amount of the Debentures purchased. Each Warrant will be exercisable for one common share of the Company at an exercise price of $1.15 for the period expiring five years from the closing date. The Warrants are subject to customary restrictions on resale under applicable securities laws.

Proceeds from the financing will be used for the advancement of the Company’s pipeline of genetic tests and for general working capital purposes. The transaction is subject to final approval by the TSX.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience is a DNA-based diagnostics company developing a suite of genetic tests. Tm Bioscience's product pipeline includes tests for genetic disorders, drug metabolism, and infectious diseases. Tm Bioscience is located in Toronto, Ontario. Additional information about Tm Bioscience can be found at www.tmbioscience.com.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale or a solicitation of an offer to buy any securities in the United States.

INVESTOR RELATIONS CONTACTS:

Tm Bioscience
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com